Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     Lundin Mining Corporation (the "registrant") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2008 (the "Report") with the United States Securities and Exchange Commission.

     I, Philip J, Wright, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 31, 2009

/s/ Philip J. Wright
Philip J. Wright
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Lundin Mining Corporation and will be retained by Lundin Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     Lundin Mining Corporation (the "registrant") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2008 (the "Report") with the United States Securities and Exchange Commission.

     I, Ted C. Mayers, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 31, 2009

/s/ Ted C. Mayers
Ted C. Mayers
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Lundin Mining Corporation and will be retained by Lundin Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.